

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2022

Nicolas Link
Chief Executive Officer
Ilustrato Pictures International, Inc.
26 Broadway, Suite 934
New York, NY 10004

      Re: Ilustrato Pictures International, Inc.
          Registration Statement on Form 10-12G
          Filed October 19, 2022
          File No. 000-56487

Dear Nicolas Link:

      We issued comments to you on the above captioned filing on October 28, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 2, 2022.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Tom Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Manufacturing